Cascade Acquisition Corp.

1900 Sunset Harbour Dr.

Suite 2102

Miami Beach, Florida 33139

November 18, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Maryse Mills-Apenteng

Re:	Cascade Acquisition Corp.
Registration Statement on Form S-1
Filed October 7, 2020, as amended
File No. 333-249354

Dear Ms. Mills-Apenteng:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cascade Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on November 19, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Daniel Hirsch
Daniel Hirsch
Chief Financial Officer and Chief Operating Officer

cc:	Ellenoff Grossman & Schole LLP
Skadden, Arps, Slate, Meagher & Flom LLP